Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

September 15, 2008

Justin D. Hovey

tel 415.983.6117

justin.hovey@pillsburylaw.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Edwin S. Kim

Re:	Potlatch Forest Products Corporation
(to be renamed Clearwater Paper Corporation)
Form 10 filed August 1, 2008
(SEC File No. 001-34146)

Dear Mr. Kim:

On behalf of Potlatch Forest Products Corporation (to be renamed Clearwater Paper Corporation) (the “Company”), we are transmitting for filing a copy of Amendment No. 1 (the “Amendment”) to the Form 10 Registration Statement (SEC File No. 001-34146) (the “Registration Statement”), marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2008.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated August 29, 2008. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

General

1.	Please revise to clearly indicate, in both the Form 10 and the Exhibit 99.1 information statement, that “Potlatch” means Potlatch Corporation, as opposed to Potlatch Forest Products Corporation (“Potlatch Forest”).

Response: In response to the Staff’s comment, the Company has revised both the Registration Statement and the information statement so as to clearly distinguish Potlatch Corporation from Potlatch Forest Products Corporation. Specifically,

U.S. Securities and Exchange Commission

September 15, 2008

Potlatch Corporation is now referred to throughout the Registration Statement and the information statement solely by its full name “Potlatch Corporation” rather than “Potlatch.”

2.	Please tell us the timing on your plans to file the information statement for Potlatch Corp.

Response: As described in the information statement, the spin-off is subject to a number of conditions, including the completion of the $175 million note offering, the closing of the $75 million credit facility, the receipt of the tax ruling from the U.S. Internal Revenue Service and the approval of our common stock for listing on the New York Stock Exchange. The Company currently estimates that the record date for the spin-off will be the early to middle part of November 2008, and that the spin-off date will occur between late November 2008 and the early to middle part of December 2008. Many of the conditions are outside Potlatch Corporation’s control, and the expected timing of the spin-off may change. The Company supplementally advises the Staff that it will update the Staff from time to time regarding the timing of the spin-off prior to the completion of the information statement.

3.	We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blanks spaces (i.e. address and phone number, beneficial shareholders, distribution ratio, etc.). Please complete the blank portions of the information statement with your next amendment. We may have further comment.

Response: The Company has completed certain blank portions of the information statement (e.g., address of the principal offices of the Company, identities of additional named executive officers, terms of material agreements, etc.), but some of the terms noted by the Staff remain blank in the information statement because the Company does not have the information at this time. For instance, the board of directors of Potlatch Corporation has not yet determined the distribution ratio for the spin-off. The Company expects that the distribution ratio and the remainder of the blank spaces, other than those pertaining to the record date and the distribution date, will be completed in the information statement filed with a second amendment to the Registration Statement. The Company acknowledges that the Staff may have further comment once the blank spaces are completed.

4.	Similarly, we note that none of the material agreements cited in Item 15 of the Form 10 have been filed. Please note that we will require sufficient time to review these agreements. We may have further comment.

U.S. Securities and Exchange Commission

September 15, 2008

Response: The Company has filed certain material agreements cited in Item 15 of the Registration Statement, but some of the agreements cited have not been attached because the Company has not yet finalized them. The Company expects that the remainder of the material agreements will be filed with a second amendment to the Registration Statement. The Company acknowledges that the Staff may have further comment once the agreements are filed.

5.	In the appropriate places in the information statement, please indicate the date the company submitted its private letter ruling request to the Internal Revenue Service.

Response: As requested by the Staff and in the appropriate places in the information statement, the Company has clarified that Potlatch Corporation submitted the private letter ruling request to the Internal Revenue Service in June 2008.

Risk Factors, Page 10

6.	Please remove the statement that “The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem to be immaterial may also impair our business operations.” All material risks should be described in this section. If risks are not deemed material, then they should not be referenced.

Response: As requested by the Staff, the Company has removed the statement.

7.	Please add a risk factor discussing the consequences to shareholders if Potlatch Corporation waives or modifies any of the conditions set forth on pages 26 and 27.

Response: In response to the Staff’s comments, the Company has added the following statement to the section of the information statement describing the spin-off conditions: “Potlatch Corporation does not currently intend to waive or modify any condition to the consummation of the spin-off.” In addition, the Company supplementally advises the Staff that, to the extent Potlatch Corporation waives or modifies any condition to the spin-off in a manner that would be material to holders of Potlatch Corporation’s common stock, the Company will amend and redistribute the information statement to disclose such modification or waiver and any material effect on Potlatch Corporation stockholders. Given the foregoing, the Company respectfully submits that a separate risk factor discussing the consequences to shareholders if Potlatch Corporation waives or modifies any of the spin-off conditions would not be necessary.

U.S. Securities and Exchange Commission

September 15, 2008

The Spin-Off, page 21

8.	We note that the company assumed approximately $335 million of Potlatch Corporation’s indebtedness as a result of the REIT conversion. Please provide a more detailed description of this indebtedness and why it was assumed by the company in 2006.

Response: As requested by the Staff, the Company has provided a more detailed description of the REIT conversion indebtedness and the reasons the obligation to pay this indebtedness was assumed by the Company in 2006. Please see pages 22-23 of the information statement.

9.	You state on page 21 that the separation from Potlatch will result in you having “direct access to the public capital markets to allow us to seek financing for our operations and growth.” However, on page 17, in the last risk factor, you indicate that to retain the tax-free status of the spin-off you are prohibited from issuing equity securities to satisfy financing needs for a certain period of time following the spin-off. Please reconcile the disclosure. In addition, clarify the “certain specified circumstances” where you would not be prohibited from entering into the transactions listed in this risk factor.

Response: As requested by the Staff, the Company has reconciled the disclosure and clarified the specified circumstances where the Company would not be prohibited from entering into the transactions listed in the risk factor. Specifically, the Company clarified in the risk factor when it would, and would not be, prohibited from issuing equity securities. Please see page 18 of the information statement.

10.	Please clarify whether the REIT conversion indebtedness’ balance is currently $162 million. If yes, please discuss why this balance will be assumed by Potlatch, though reimbursed by the company.

Response: As requested by the Staff, the Company has clarified in the information statement the balance of the REIT conversion indebtedness as of June 30, 2008 and added disclosure explaining why the obligation to pay this balance is being assumed by Potlatch Corporation and NewCo. Please see pages 22-23 of the information statement.

Our Relationship with Potlatch After the Spin-Off, page 28

11.	The company mentions that it has several supply agreements with Potlatch Corporation. Please indicate whether alternative suppliers exist should the company need to find a replacement.

U.S. Securities and Exchange Commission

September 15, 2008

Response: As requested by the Staff, the Company has added disclosure as to whether alternative suppliers exist should the Company need to find a replacement. Please see pages 30, 31 and 32 of the information statement.

12.	Please clarify under what circumstances Potlatch could terminate the Transition Services Agreement for cause.

Response: As requested by the Staff, the Company has added disclosure regarding the circumstance in which either the Company or Potlatch Corporation could terminate the Transition Services Agreement for cause. Please see page 32 of the information statement.

Dividend Policy, page 32

13.	Please describe the restrictions on paying dividends contained in your prospective debt agreements.

Response: The Company respectfully advises the Staff that the terms of the Company’s debt agreements have not been finalized. The Company expects that there will be restrictions in its debt agreements regarding the payment of dividends and will describe these restrictions in a future amendment to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 35

Unaudited Pro Forma Condensed Combined Income Statement, page 37

14.	We note that you estimated the interest rate on the fixed-rate debt and revolving credit facility as well as the average borrowings under the revolving credit facility. Based on the foregoing, it does not appear that the entry for interest expense meets the criteria per Article 11 of Regulation S-X for pro forma adjustments as it is not factually supportable. The Staff will not object to including this adjustment in a note to your pro forma income statements with related disclosure indicating this adjustment is not included in your pro forma income statements. Accordingly, please revise to remove this adjustment from the face of your pro forma income statements.

Response: In response to the Staff’s comment, the Company has removed the adjustment from the face of the pro forma statement of operations and included the adjustment in a note to the pro forma statement of operations. Please see pages 39 and 40 of the information statement.

U.S. Securities and Exchange Commission

September 15, 2008

15.	Considering the comment above and if you choose to disclose the estimated interest expense on your future debt, please revise to disclose the pro forma effect of the amortization of the debt issuance costs on this debt.

Response: In response to the Staff’s comment, the Company has disclosed the pro forma effect of the amortization of the debt issuance costs on the debt. Please see pages 39 and 40 of the information statement.

16.	Considering the comments above, please revise to remove your income tax adjustment from the face of your pro forma income statements. The Staff will not object to including this adjustment in a note to your pro forma income statements with related disclosure indicating this adjustment is not included in your pro forma income statements.

Response: In response to the Staff’s comment, the Company has removed the adjustment from the face of the pro forma statement of operations.

Management’s Discussion and Analysis, page 39

Results of Operations, page 44

Quarter Ended March 31, 2008 Compared to Quarter Ended March 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 and

Year Ended December 31 2006 Compared to Year Ended December 31, 2005

Net Sales, pages 45, 47 and 49

17.	We note you attributed the increase in net sales from each of your product lines to changes in shipments and selling prices. For each product line for each period presented, please revise to individually quantify the amount of the change that resulted from shipments versus prices (e.g., the $28.2 million increase in pulp and paperboard net sales was due to $X in increased shipments and $Y in increased prices).

Response: As requested by the Staff, the Company has added disclosure to individually quantify the amount of the change that resulted from shipments versus prices. The Company has added this disclosure in each “Discussion of Business Segments” section of the information statement that follows the combined results for reported periods. Please see pages 48, 50 and 52 of the information statement. In the “net sales” discussion following the combined statements of operations and comprehensive income for each period, the Company’s has added a cross reference to

U.S. Securities and Exchange Commission

September 15, 2008

the added disclosure described above. Please see pages 47, 49 and 51 of the information statement.

Materials, Labor, and Other Operating Expenses, panes 45, 47 and 49

18.	Please expand your discussion to explain and quantify the material components of material, labor, and other operating expenses and discuss the variances in these components between periods. Your revised disclosure should also explain the variability in this line item as a percentage of revenues between each of the periods presented and enhance your overall discussion of these items on page 40 (e.g., wood fiber, energy, petroleum, maintenance and repairs, etc.).

Response: As requested by the Staff, the Company has added disclosure to explain and quantify the material components of material, labor, and other operating expenses and explain the variances in these components between periods. The Company has added this disclosure in each “Discussion of Business Segments” section of the information statement that follows the combined results for reported periods. Please see pages 48, 50 and 52 of the information statement. In the “materials, labor and other operating expenses” discussion following the combined statements of operations and comprehensive income for each period, the Company’s has added a cross reference to the added disclosure described above. Please see pages 47, 49 and 51 of the information statement.

Discussion of Business Segments, page 48

19.	Considering the comments above, please revise your disclosure to describe and quantify each causal factor that you cite for material changes in net sales and expenses for each of your business segments. Your revised variance analysis should fully quantify the changes between periods.

Response: As requested by the Staff, the Company has revised the disclosure to describe and quantify the causal factors of material changes between periods. Please see pages 48, 50 and 52 of the information statement.

Debt and Credit Arrangements, page 52

20.	Please describe the material terms of the $175 million debt the company plans on incurring, of which $162 million will be paid to Potlatch Corporation and the $75 million credit facility. Also, clearly disclose the “certain covenants” referred to on page 53.

U.S. Securities and Exchange Commission

September 15, 2008

Response: The Company respectfully advises the Staff that the debt agreements have not been finalized and, as a result, the Company is only able to disclose their terms generally at this time. The Company expects to be able to provide information about the expected terms of the debt in a future amendment to the Registration Statement.

Pro Forma Contractual Obligations, page 54

21.	Please revise to clarify where your table considers the impact of the various transitional agreements and related commitments disclosed on pages 28—31.

Response: The Company has revised the Pro Forma Contractual Obligations table to include the Company’s estimated contractual obligations under the supply agreements. The Company has clarified in a footnote that the obligations under the supply agreements are included and has further disclosed the assumptions the Company made for purposes of determining the amounts shown on the face of the table. Please see page 56 of the information statement. The Company supplementally advises the Staff that the Company’s obligations under the transition services agreement are not included in the table because that agreement has not been finalized. The Company supplementally advises the Staff that if the amounts become known prior to the completion of the information statement, the Company will include the estimated amounts in the table.

Business, page 56

22.	Please discuss the general development of the business, as required by Item 101 of Regulation S-K.

Response: As requested by the Staff, the Company has added disclosure regarding the general development of the pulp and paperboard business and the consumer product business as required by Item 101 of Regulation S-K. Please see pages 61 and 62 of the information statement. The Company supplementally advises the Staff that, with respect to the lumber products business, nothing has occurred with respect to the general development of this business during the last five years that the Company believes would require disclosure under Item 101 of Regulation S-K.

23.	Please identify your significant customers as required by Item 101(c)(viii) of Regulation S-K. Also, please file any material agreements with significant customers.

Response: As disclosed in the footnotes to the financial statements attached to the information statement, for each of the years ended December 31, 2007, 2006 and 2005, the Company had no single customer that accounted for 10% or more of the

U.S. Securities and Exchange Commission

September 15, 2008

Company’s net sales. As a result, the Company respectfully submits that it is not required by Item 101(c)(vii) of Regulation S-K to name any of its customers. With respect to the Staff’s request that the Company file any material agreements with significant customers, the Company respectfully submits that (i) all of the contracts it has entered into with its customers were made in the ordinary course, (ii) there is no contract with any of the Company’s customers upon which the Company is substantially dependent (as evidenced by the fact that the Company’s business had no single customer that accounted for 10% or more of the Company’s net sales), and (iii) as disclosed in the risk factor on page 12 of the information statement (“Our consumer products business receives a substantial portion of its net sales from three customers, and the loss of, or a significant reduction in, orders from any of these customers would adversely affect our operating results and financial condition”), the Company does not have long-term contracts with any of its customers that ensure a continuing level of business from them, either through minimum volume commitments or exclusivity arrangements (the point being that the contracts that the Company does have with its large customers are not themselves material). Given the foregoing, the Company believes that any contracts it has with its customers are not required to be filed as exhibits to the Registration Statement under Item 601 of Regulation S-K.

Industry Overview, page 56

24.	The company cites various statistics from reports issued by RISI. Please identify title(s), and date(s) of the RISI reports used by the company.

Response: The Company supplementally advises the Staff that the following are the RISI reports referenced in the information statement: (i) RISI North American Boxboard Five Year Forecast dated March 20, 2008, (ii) RISI North American Pulp Five Year Forecast dated April 28, 2008 and (iii) U.S. Tissue Monthly dated June 2008. The Company has identified the dates of these RISI reports, but not the titles, in the information statement because the Company believes that this additional information would not be meaningful to stockholders. Please see page 20 of the information statement.

Business Overview, page 58

25.	Please clarify the percentage of the company’s pulp and paperboard business consisting of sales of solid bleach sulfate paperboard (“SBS”).

Response: All of the Company’s sales of paperboard are sales of SBS. As requested by the Staff, the Company has clarified

U.S. Securities and Exchange Commission

September 15, 2008

the percentage of segment net sales generated from the sale of paperboard. Please see page 61 of the information statement.

26.	We note that the company discusses the “Folding Carton and Plate” and “Liquid Packaging and Cup” segments on the chart on page 59. Please add a discussion of the other segments listed on the chart.

Response: As requested by the Staff, the Company has added a discussion of the other products listed on the chart. Please see pages 61 and 62 of the information statement.

Pulp and Paperboard, page 58

27.	Please add a discussion of what percentage of sales of the pulp and paperboard business are derived internationally.

Response: As requested by the Staff, the Company has disclosed the percentage of sales of the pulp and paperboard business that were derived internationally. Please see page 61 of the information statement.

Company Strategies, page 62

28.	The company indicates that it intends to increase its annual production of paperboard manufactured for the higher margin commercial print paperboard market segment, increase manufacturing capacity in its Illinois facility, and establishing facilities on the East Coast. Please add a discussion on how these expansion plans will be financed.

Response: As requested by the Staff, the Company has added a discussion of how each of these expansion plans will be financed. Please see pages 65-66 of the information statement.

Management, page 70

Board of Directors, page 71

29.	Please provide more detail regarding the selection process of new board members. Also, please indicate when you anticipate filling the three director vacancies.

Response: The Company supplementally advises the Staff that the Company is currently in the process of identifying and selecting potential candidates to fill three additional seats on the Company’s board of directors. The Company expects that individuals will be selected no later than October 2008 and in any event prior to the

U.S. Securities and Exchange Commission

September 15, 2008

completion of the information statement. The individuals will be named in the final information statement (which will include required information about their backgrounds and beneficial stock ownership) to be mailed to Potlatch Corporation’s stockholders. Accordingly, the Company respectfully submits that details regarding the selection process of new board members would not be material to Potlatch Corporation’s stockholders as this process will be completed before the information statement is finalized.

Compensation Discussion and Analysis, page 74

30.	Please provide your analysis as to the exclusion of disclosure of compensation before the spin-off. We direct your attention to Question 217.01 from the Questions and Answers of General Applicability at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. We may have further comment.

Response: The Company respectfully submits that on the basis of the Staff’s Q&A, it is appropriate to treat the spin-off as an initial public offering for purposes of excluding from the information statement historical compensation disclosure covered by Item 402 of Regulation S-K. Question 217.01 from the Commission’s Questions and Answers of General Applicability states as follows:

“Whether a spin-off is treated like the IPO of a new “spun-off” registrant for purposes of Item 402 disclosure depends on the particular facts and circumstances. When determining whether disclosure of compensation before the spin-off is necessary, the “spun-off” registrant should consider whether it was a reporting company or a separate division before the spin-off, as well as its continuity of management. For example, if a parent company spun off a subsidiary which conducted one line of the parent company’s business, and before and after the spin-off the executive officers of the subsidiary: (1) were the same; (2) provided the same type of services to the subsidiary; and (3) provided no services to the parent, historical compensation disclosure likely would be required. In contrast, if a parent company spun off a newly formed subsidiary consisting of portions of several different parts of the parent’s business and having new management, it is more likely that the spin-off could be treated as the IPO of a new “spun-off” registrant.”

U.S. Securities and Exchange Commission

September 15, 2008

With respect to the analysis called for by Question 217.01, the Company notes the following:

•

Each of the Company’s Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources are new and will only begin employment with the Company effective upon the spin-off. These officers are three of the five individuals who are expected to be the Company’s named executive officers. As a result, there is no historical compensation information to disclose for these individuals. The Company believes this effectively constitutes “new management” as that term is used in Question 217.01.

•

With respect to the two other individuals who are expected to be our named executive officers, the short-term incentive compensation and long-term equity compensation awarded to them were awarded by Potlatch Corporation (i.e., not the Company) under a management performance award plan and an equity incentive plan, respectively, sponsored and administered by Potlatch Corporation. Under these plans, a significant portion of their short-term and long-term compensation was tied to the financial performance of Potlatch Corporation as a whole, as opposed to the performance of the specific business segment for which each of them primarily worked.

•

As disclosed in additional language that the Company has added to the compensation discussion and analysis portion of the information statement, unvested equity incentive awards relating to Potlatch Corporation common stock and held by the Company’s employees prior to the spin-off will be cancelled in connection with the spin-off. These employees are expected to be issued replacement equity awards of equivalent value by the Company’s compensation committee following the spin-off.

•

The businesses to be retained and operated by the Company after the spin-off do not include all of the businesses operated by the Company prior to the spin-off. Specifically, prior to the spin-off, the Company will transfer its wood products operations, other than the lumber products operations located in Lewiston, Idaho, its real estate sales and development business and its harvest and log sale business to a newly formed subsidiary of Potlatch Corporation.

U.S. Securities and Exchange Commission

September 15, 2008

For these reasons, the Company respectfully submits that the spin-off should be treated like an initial public offering for purposes of Item 402 disclosure and that disclosure of historical compensation for two of the five named executive officers would not be meaningful to stockholders.

31.	Please discuss whether the named executive officers’ compensation will be at or similar terms as they currently receive from Potlatch Corporation or Potlatch Forest. Please discuss how your compensation policy and procedures will change as a result of the spin-off from Potlatch.

Response: In response to the Staff’s comment, the Company has added a statement that the named executive officers’ compensation (other than the named executive officers who are new) is not expected to be less than the compensation received by them prior to the spin-off. Please see page 78 of the information statement. With respect to the Staff’s comment asking the Company to discuss how the Company’s compensation policies and procedures will change as a result of the spin-off, the Company respectfully submits that the compensation discussion and analysis addresses the fact that the Company’s compensation policy has not been developed. In fact, its compensation committee has not been formed. In this regard, the Company is unable to provide details regarding any changes in its compensation policy because the Company expects that it will be developed after completion of the spin-off. However, the Company has added disclosure regarding its obligations to adopt and maintain certain compensation plans as set forth in the employee matters agreement, as well as a description of the expected material aspects of these plans. Please see pages 78-82 of the information statement.

32.	Please identify the companies that comprise the peer group and other comparable companies to which you benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has clarified the language in the information statement that the compensation committee of the board of directors of the Company is expected to establish a peer group for benchmarking purposes after the spin-off and that no such peer group has yet been determined. Please see pages 77 and 78 of the information statement.

U.S. Securities and Exchange Commission

September 15, 2008

Certain Relationships and Related Party Transactions, page 77

33.	Provide the disclosure required by Item 404 of Regulation S-K.

Response: As requested by the Staff, the Company has added a sentence to the information statement indicating that no additional disclosure is required by Item 404 of Regulation S-K. Please see page 84 of the information statement.

Exhibits

34.	You state on page 24 that you plan to obtain an opinion of tax counsel regarding legal conclusions supporting certain representations made to the IRS. Once the tax opinion is obtained, please file the tax opinion as an exhibit to the Form 10 and include it as an appendix to the information statement.

Response: The Company respectfully advises the Staff that the tax opinion will rely on the private letter ruling to be received by the Company from the Internal Revenue Service as to the matters covered by such ruling. Accordingly, the tax opinion will not be prepared until the Company has received its private letter ruling from the Internal Revenue Service. As such, the tax opinion is not expected to be issued until after the information statement is finalized and mailed to Potlatch Corporation’s stockholders. In addition, the Company does not intend to file the tax opinion as an exhibit to the Registration Statement or as an appendix to the information statement in order to preserve attorney-client privilege.

Should you have any questions regarding this filing, please do not hesitate to contact me at (415) 983-6117.

Sincerely yours,

/s/ Justin D. Hovey

Justin D. Hovey

cc:	Pamela Mull
Michael Gadd
Blair White
Heidi Mayon